Mail Stop 4561
      April 11, 2006

Martin Landis
Chief Executive Officer
Landwin REIT, Inc.
17200 Ventura Blvd., Suite 206
Encino, California 91316

Re:	Landwin REIT, Inc.
      Amendment No. 4 to Form S-11
      Filed on March 27, 2005
      File No. 333-129534

Dear Mr. Landis:

      We have reviewed the proposed changes to your filing and have the following comments in addition to the letter sent April 6, 2006.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the marked courtesy copy of the registration statement that you provided to us.

Prior Performance Summary
1. Please revise the prior performance narrative to conform to the changes that you are making to Table III to reflect that some of the distributions to investors from prior programs were made out of proceeds of the offering. We note for example only, the statement that "all prior programs paid monthly distributions from cash flow, and from profit, which was realized upon the refinance and/or sale of each of the limited liability company`s properties..."

Legal Opinion
2. We note that counsel is opining upon the "General Corporation Law of the State of Maryland." Please revise or confirm to us in writing that counsel concurs with our understanding that the reference and limitation to the "General Corporation Law" includes statutory provisions and also applicable provisions of the Maryland Constitution and reported judicial decisions interpreting these laws.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matthew Maulbeck, Accountant, at (202) 551-
3466
or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.


Sincerely,



      Elaine Wolff
      Legal Branch Chief

cc:	Gina E. Betts, Esq. (via facsimile)
	Locke Liddell & Sapp LLP




Martin Landis
Landwin REIT, Inc.
April 11, 2006
Page 3